Exhibit 99.1

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 867 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Qatargas 2 Train B starts LNG production
Paris, September 9, 2009 — Total announces that Train B of the Qatargas 2 project started producing liquefied natural gas (LNG) on September 7, 2009. Train B, in which Total holds a 16.7% interest alongside the state-owned company Qatar Petroleum (65%) and ExxonMobil (18.3%), is one of the two trains that compose the Qatargas 2 project and has a production capacity of 7.8 million tons per year (Mt/y).
This project is the first integrated LNG project in the world as it also comprises the South Hook re-gasification terminal, located in Milford Haven, South Wales (United Kingdom), in which Total holds an 8.35% interest. This terminal, which started operating in the second quarter 2009, is the largest in Europe for import and LNG re-gasification with a capacity of 15.6 Mt/y.
LNG from Qatargas 2 Train B is primarily intended for deliveries in the United Kingdom, France and the United States.
“Building on the successful partnership developed on Qatargas 1, Total reaffirms its commitment to the LNG industry in Qatar with the start-up of the second train of Qatargas 2”, declared Yves-Louis Darricarrère, President of Total Exploration & Production. “The Qatargas 2 project has already been recognised in the industry as one of the most daring in terms of size, technology and for its ability to integrate production, transport and re-gasification. The second train will bring Qatargas overall LNG production to 25 Mt/y”.
Total in Qatar
Total has been present in Qatar since 1936 and holds interests in the Al Khalij field, the North field, the Dolphin project, the Qatargas 1 liquefaction plant and the second train of Qatargas 2. The Group’s production in Qatar (including its share in the production of equity affiliates) averaged 121,000 barrels of oil equivalent per day in 2008. Total is also a partner in the Ras Laffan refinery and in the Qapco and Qatofin petrochemical plants and projects.
Total and LNG
Total is a leading producer in the LNG sector, with strong and diversified positions worldwide. Total is active in most of the major LNG — producing regions and main LNG markets and continues to develop LNG as a key component of its development strategy.

The Group produces LNG in Indonesia, Qatar, the United Arab Emirates, Oman, Nigeria and Norway. The start-ups of Qatargas 2 Train B and Yemen LNG in the upcoming weeks will increase Total’s LNG production by approximately 40% in 2010. Angola LNG, which is currently under construction, will complement this portfolio in 2012.
New liquefaction projects are currently being studied, including Shtokman in Russia in partnership with Gazprom, and Ichthys in Australia in partnership with Inpex.
The Group also secured long-term access to LNG re-gasification capacity located in key LNG markets: North America (Sabine Pass in the United States and Altamira in Mexico), Europe (Fos Cavaou in France and South Hook Terminal in the United Kingdom) and Asia (Hazira in India).

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 867 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com